UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 21, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

SMITH & NEPHEW PLC

21 May 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

On 20 May 2025, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plan 2020.

All figures in these columns are stated to 6 decimal places where applicable.

i.    VESTING OF PERFORMANCE SHARE PLAN AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The awards were granted under the Global Share Plan 2020 and vested on 20 May 2025 at 59.35% of target. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards as detailed in the table below. The number of Shares acquired includes the dividend equivalent Shares which the participant received on the vested Shares.  The table below sets out the number of shares under award which vested.  The remaining shares under award have lapsed.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting on 20 May 2025 of Performance Share Plan awards granted under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2025 - 05 - 20
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	PDMR	10.875359	83,938 (of which 34,477 were sold and 49,461 were retained)	N/A Single Transaction

ii.   VESTING OF CONDITIONAL AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The awards were granted under the Global Share Plan 2020 and vested on 20 May 2025. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards as detailed in the table below.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting on 20 May 2025 of Conditional Share awards granted under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2025 - 05 - 20
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Craig Gaffin (President, Global Orthopaedics)	PDMR	10.875359	1,551 (of which 379 were sold and 1,172 were retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	10.875359	20,174 (of which 8,026 were sold and 12,148 were retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	10.875359	19,626 (of which 8,708 were sold and 10,918 were retained)	N/A Single Transaction
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	10.875359	11,949 (of which 2,920 were sold and 9,029 retained)	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 21, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary